UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Kandal M Venture Limited Announces Unaudited Interim 2025 Financial Results

References are made to the Form 6-k of Kandal M Venture Limited (the “Company”) dated March 23, 2026. The unaudited financial results for the six months ended September 30, 2025 of the Company (“Interim Results”) is furnished as Exhibit 99.1 to this Form 6-K and its management’s discussion and analysis of financial condition and results of operations is furnished as Exhibit 99.2 to this Form 6-K.

Exhibit Index

Exhibit Number	Description

99.1	Unaudited Financial Results of the Company for The Six Months Ended September 30, 2025
99.2	Management’s discussion and analysis of financial condition and results of operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: March 24, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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